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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No.      )


                              TASKER CAPITAL CORP.
                              --------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    87652D109
                                    ---------
                                 (CUSIP Number)


                             Joseph C. Marrow, Esq.
                      Morse, Barnes-Brown & Pendleton, P.C.
                                 Reservoir Place
                          Waltham, Massachusetts  02451
                                (781) 622-5930
                                ---------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 19, 2002
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)



                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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CUSIP No. 87652D109                SCHEDULE 13G                Page 2 of 5 Pages


1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Arthur P. Bergeron


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  [ ]
                                                            (b)  [ ]


3     SEC USE ONLY



4     CITIZENSHIP OF PLACE OF ORGANIZATION

          United States


NUMBER OF        5     SOLE VOTING POWER           802,772
SHARES
BENEFICIALLY     6     SHARED VOTING POWER               0
OWNED BY
EACH             7     SOLE DISPOSITIVE POWER      802,772
REPORTING
PERSON WITH      8     SHARED DISPOSITIVE POWER          0


9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          802,772


10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                            [ ]


11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%


12    TYPE OF REPORTING PERSON*

          IN



                                *SEE INSTRUCTIONS

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CUSIP No. 87652D109                SCHEDULE 13G                Page 3 of 5 Pages


Item 1(a).   Name of Issuer

             Tasker Capital Corp.

Item. 1(b).  Address of Issuer's Principal Executive Offices

             837 West Hastings Street, Suite 314,
             Vancouver, British Columbia Canada V6C 3N6

Item 2(a).   Name of Person Filing

             Arthur P. Bergeron

Item 2(b).   Address of Principal Business Office or, if none, Residence

             150 Rolling Meadow Drive, Holliston, Massachusetts  01746

Item 2(c).   Citizenship

             United States

Item 2(d).   Title of Class of Securities

             Common Stock, par value $.001 per share

Item 2(e).   CUSIP Number

             87652D109

Item 3. If this statement is filed pursuant to Sec.Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)     Bank  as  defined  in  section  3(a)(6)  of  the  Act  (15  U.S.C. 78c).
(c)     Insurance  company  as defined in section 3(a)(19) of the Act (15 U.S.C.
        78c).
(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)     An  investment  adviser  in  accordance  with  Sec.  240.13d-1(b)  -
        1(b)(1)(ii)(E),
(f) An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F).
(g) A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G).
(h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)     Group,  in  accordance  with  Sec.  240.13d-1(b)(1)(ii)(J).


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CUSIP No. 87652D109                SCHEDULE 13G                Page 4 of 5 Pages


Item 4.   Ownership

(a)  Amount  beneficially  owned:  802,772  (the  "Shares") (1)

(b)  Percent  of  class:  6.6% (2)

(c)  Number  of  shares  as  to  which  the  person  has:

     (i)  Sole  power  to  vote  or  to  direct  the  vote:  802,772
    (ii)  Shared  power  to  vote  or  to  direct  the  vote:  0 (3)
   (iii)  Sole  power  to  dispose  or  to  direct the disposition of: 802,772
    (iv)  Shared  power  to  dispose  or  to  direct  the  disposition  of:  0

Item 5.   Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership  of  More  than  Five  Percent  on Behalf of Another Person

          N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company or Control Person

          N/A

Item 8.   Identification and Classification  of  Members  of  a  Group

          N/A

Item 9.   Notice of Dissolution of Group

          N/A

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



-----------------------------------------------------
(1) Mr. Bergeron is deemed to own 677,772 of the Shares by virtue of options to purchase such shares.
(2) Mr. Bergeron's percentage ownership was calculated based on 12,062,772 shares of common stock of Tasker Capital Corp. outstanding as of December 19, 2002.
(3) Upon exercising his option to purchase any or all of the 677,772 shares of common stock, Mr. Bergeron will have the sole power to vote or direct the vote of such Shares.


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CUSIP No. 87652D109                SCHEDULE 13G                Page 5 of 5 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  December 20, 2002
                 --                     /s/ Arthur P. Bergeron
                                        -----------------------------------
                                        Arthur P. Bergeron